Study Demonstrates Leukine(R) Potential in Treatment of Crohn's Disease Expanded Clinical Trials Underway Based on Pilot Study Results

Berlin, Germany - November 11, 2002 - Results of a pilot study, published in the November 9 issue of The Lancet, report that daily subcutaneous injection of Leukine(R) (sargramostim/GM-CSF) was well tolerated, significantly reduced Crohn's disease symptoms, and might provide a novel approach to the treatment of the disease.
As a result of positive outcomes from this open-label, dose-ranging study of patients with moderate to severe active Crohn's disease treated with Leukine(R), a larger Phase II double-blind, placebo-controlled study is currently underway at 29 medical centers across the United States.

"These results demonstrate that Leukine(R) has the potential to become a valuable therapy for patients suffering from Crohn's disease," reported Dr. Joachim-Friedrich Kapp, Head of the Specialized Therapeutics business area at Schering AG, Germany. "We are extremely pleased to see the promise of Leukine(R) developing as we anticipated. Schering AG is committed to pursuing further research into this opportunity and foresees Leukine(R) making an even more valuable contribution to Schering AG's portfolio. The product already contributes significant value in the supportive care of cancer patients."

The study, conducted at Washington University's School of Medicine, showed that patients treated with Leukine(R) had a significant decrease in disease symptoms over the eight-week course of therapy as measured by the Crohn's disease activity index (CDAI), the standard measurement of treatment effectiveness. The mean CDAI decreased by 190 points, a significant patient-reported improvement. Overall 80 percent of the 15 patients enrolled in the study responded to treatment, and 53 percent achieved clinical remission.

Leukine(R), which Schering AG, Germany, (FSE: SCH, NYSE: SHR) acquired from Immunex in July 2002, is a granulocyte-macrophage colony-stimulating factor (GM-CSF) and is believed to stimulate specific immune system cells in the gastrointestinal tract that might be impaired in patients with Crohn's disease. According to Brian K. Dieckgraefe, MD, co-investigator and faculty member at Washington University's School of Medicine, "While current therapies emphasize immunosuppressive medication, these results suggest that Crohn's disease treatments directed toward stimulation of innate immunity might offer a unique alternative to traditional immunosuppressant treatments."

Joshua Korzenik, MD, the other co-investigator from Washington University, concluded, "This pilot study reports that Leukine(R) has sufficient efficacy and safety in treating patients with moderate to severe active Crohn's disease to warrant further research. By the end of the 8-week study period patients in the study also reported significant improvements in quality of life as measured by the Inflammatory Bowel Disease Questionnaire (IBDQ). Significantly, all patients who entered the study completed it."

About Leukine(R)

Leukine(R) is a man-made form of granulocyte-macrophage colony-stimulating factor (GM-CSF). This growth factor protein increases the number and activity of neutrophils, monocytes/macrophages, and certain types of dendritic cells. One of the purposes of the Phase II clinical trial is to determine if these actions might play a role in Crohn's disease.

Leukine(R) was first approved in 1991. Leukine(R) is the only CSF indicated for use following induction chemotherapy in older adults with acute myelogenous leukemia (AML) to shorten time to neutrophil recovery and reduce the incidence of severe and life-threatening infections and infections resulting in death. Leukine(R) also has four additional indications: use in myeloid reconstitution following allogeneic and autologous bone marrow transplantation (BMT), use for peripheral blood stem cell (PBSC) mobilization and subsequent myeloid reconstitution in patients undergoing PBSC transplantation, and use in bone marrow transplantation or engraftment delay.

Some patients taking Leukine(R) may experience some side effects, most of which are mild to moderate. Some common side effects may include bone pain, a slight temperature elevation (usually less than 100.5 degrees farenheit or 38 degrees centigrade) for a short period of time after the injection, and swelling, redness, and/or discomfort around the injection site. Leukine(R) is marketed in the United States by Berlex Laboratories, Inc., the U.S. subsidiary of Schering AG, Germany. Since its approval, Leukine(R) has been administered in over 280,000 patients.

About Crohn's Disease

Crohn's disease is a chronic and serious inflammatory disease of the gastrointestinal (GI) tract that affects more than 1.5 million worldwide, of which approximately 500,000 are Americans. Crohn's disease affects men and women equally and seems to run in some families. About 20 percent of people with Crohn's disease have a blood relative, most often a brother or sister, with some form of inflammatory bowel disease (IBD).
Crohn's disease can be difficult to diagnose because its symptoms are similar to other intestinal disorders such as irritable bowel syndrome
(IBS) and ulcerative colitis. Crohn's disease causes inflammation in the small intestine and usually occurs in the lower part of the small intestine called the ileum. However, Crohn's disease can affect any part of the digestive tract from the mouth to the anus. The inflammation extends deep into the lining of the affected organ, which can cause pain and frequent bowel movements. Many people diagnosed with Crohn's are able to lead active, productive lives; however, new treatments are being developed to better control the disease. Currently there is no cure.

For more information about the expanded Leukine(R) clinical trials for the treatment of Crohn's disease, patients in the US should call 1-800-BERLEX 4 or the Crohn's & Colitis Foundation of America at 1-800-932-2423.

Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Fertility Control&Hormone Therapy, Diagnostics&Radiopharmaceuticals, Dermatology as well as Specialized Therapeutics for disabling diseases in the fields of the central nervous system, oncology and cardiovascular system. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work

This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.

Your contacts at Corporate Communication:
Business: Dr Friedrich von Heyl, Tel.: +49-30-468 152 96;
friedrich.vonheyl@schering.de
Investor Relations: Peter Vogt, Tel.: +49-30-468 128 38;
peter.vogt@schering.de
Pharma: Frank Richtersmeier, Tel.: +49-30-468 176 61;
frank.richtersmeier@schering.de

Your contacts in the US:

Media Relations: Kimberley Jordan, Tel:+1-973-487 2592, kimberley_jordan@berlex.com
Investor Relations: Joanne Marion, Tel: +1-973-487 2164, joanne_marion@berlex.com

Find additional information at: www.schering.de/eng